File No. 70-8935


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1
                                       to
                           APPLICATION OR DECLARATION
                                       on
                                    FORM U-1

                                      under

                 The Public Utility Holding Company Act of 1935

 SEI BIRCHWOOD, INC.                     BIRCHWOOD POWER PARTNERS, L.P.
 900 Ashwood Parkway                         c/o SEI Birchwood, Inc.
      Suite 500                                900 Ashwood Parkway
Atlanta, Georgia 30338                              Suite 500
                                             Atlanta, Georgia 30338

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

                (Name of top registered holding company parent of
                          each applicant or declarant)

Tommy Chisholm, Secretary                      Thomas G. Boren, President
   The Southern Company                           Southern Energy, Inc.
270 Peachtree Street, N.W.                         900 Ashwood Parkway
  Atlanta, Georgia 30303                                Suite 500
                                                 Atlanta, Georgia 30338

                   (Names and addresses of agents for service)

           The Commission is requested to mail signed copies of all orders, notices and communications to:

      W.L. Westbrook                             Thomas G. Boren, President
 Financial Vice-President                           Southern Energy, Inc.
   The Southern Company                              900 Ashwood Parkway
270 Peachtree Street, N.W.                                Suite 500
  Atlanta, Georgia 30303                           Atlanta, Georgia 30338

                             John D. McLanahan, Esq.
                              Troutman Sanders LLP
                           600 Peachtree Street, N.E.
                                   Suite 5200
                           Atlanta, Georgia 30308-2216

     Item 6, Exhibits and Financial Statements, of the Application-Declaration heretofore filed in this proceeding is hereby amended to include the filing of Exhibit F - Opinion of Troutman Sanders LLP.


                                                    SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


Dated:  November 15, 1996

                                     SEI BIRCHWOOD, INC.


                                     By: /s/Tommy Chisholm
                                         Tommy Chisholm
                                         Secretary


                                     BIRCHWOOD POWER PARTNERS, L.P.
                                     by SEI BIRCHWOOD, INC., a general partner


                                     By:/s/Tommy Chisholm
                                         Tommy Chisholm
                                         Secretary